Exhibit 99.1

Volvo Group Inaugurates Global Development Centre

STOCKHOLM, Sweden--(BUSINESS WIRE)--Sept. 22, 2006--The Volvo Group (NASDAQ:VOLVY)(STO:VOLVA)(STO:VOLVB) is today inaugurating the new Volvo 3P Global Development Centre in Gothenburg, Sweden. The new building provides facilities for world class activities in the areas of product development, purchasing and product planning.

Volvo is committed to developing competitive future products for Volvo's truck business areas around the world and this building will act as an important link in The Volvo Group's global network.

The building also marks a substantial investment of approximately 200 million SEK in the Lundby area of Gothenburg. Around 300 existing Volvo employees will be situated in the new facility.

Volvo has product development, purchasing and product planning facilities dedicated to its truck business areas in Sweden, France, Brazil, India, China, the United States and Australia. All play an important role in the global network.

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 82,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to more than 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

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CONTACT: Volvo Group
Marten Wikforss, +46 31 66 11 27
or +46 70 559 11 49